UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 19, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. raises approximately $3.5 million (NIS 13.3 million)

by way of a $2.4 million private placement in Israel with institutional and private investors and by way of $1.1 million in shareholder warrant exercises.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd.

Herzliya, Israel - March 18, 2012 – XTL Biopharmaceuticals Ltd. (TASE: XTL) (OTC: XTLBY) (the “Company”), a biopharmaceutical development company, announced today it completed a private placement in Israel with institutional as well as private investors of its ordinary shares and warrants to purchase its ordinary shares (the “Placement”).  The Placement included 1,926,727 units (the “Units”), which were offered for a price of NIS 4.736 ($1.257) per Unit.

Each Unit was comprised of the following:

•	six ordinary shares of the Company;

•	Non-tradable warrants (series 3) to purchase two ordinary shares; each such warrant having a term of six months and an exercise price of NIS 1.046 per share (which adjusts based on the exchange rate of the NIS to the US dollar on the date of exercise); and

•	Non-tradable warrant (series 4) to purchase one ordinary share; each such warrant having a term of 36 months and an exercise price of NIS 1.124 per share (which adjusts based on the exchange rate of the NIS to the US dollar on the date of exercise).

The Placement included 11,560,362 ordinary shares of the Company, warrants (series 3) to purchase up to 3,853,454 additional shares at an exercise price of NIS 1.046 per share, and warrants (series 4) to purchase up to 1,926,727 additional shares at an exercise price of NIS 1.124 per share. The Placement raised a total of approximately $2.4 million (NIS 9.1 million). Closing of the transaction is anticipated within three business days as of the date of this report.

In addition, on March 18, 2012, the Company was informed by Bank Leumi Israel Ltd. that it received an exercise notice from an institutional investor for 4,000,000 tradable warrants (series 2), which were exercised for approximately NIS 1.05 per share, which totaled to $1.1 million (approximately NIS 4.2 million) (the “Exercise”).

The accumulated raising from the Placement and the Exercise is approximately $3.5 million (NIS 13.3 million).

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. The Company is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

The Company's lead drug candidate, rHuEPO for the treatment of multiple myeloma blood cancer was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has been sold for many years, totalling billions of dollars in sales across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

This announcement shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state of the United States of America or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 19, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer

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